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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                        DAIMLER-BENZ AKTIENGESELLSCHAFT

                           (Name of Subject Company)

                        DAIMLER-BENZ AKTIENGESELLSCHAFT

                      (Name of Person(s) Filing Statement)

                         ORDINARY SHARES, NO PAR VALUE
                                      AND
                           AMERICAN DEPOSITARY SHARES
               EACH REPRESENTING ONE ORDINARY SHARE, NO PAR VALUE
                         (Title of Class of Securities)

                            ------------------------

                                  D16668 10 1
                        (CINS Number of Ordinary Shares)
                                      and
                                  233829 20 9
                  (CUSIP Number of American Depositary Shares)

                            ------------------------

                             MR. TIMOTHEUS R. POHL
                     DAIMLER-BENZ NORTH AMERICA CORPORATION
                                375 PARK AVENUE
                            NEW YORK, NEW YORK 10152
                                      USA
                                 (212) 909-9700
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                                   COPIES TO:

         J. MICHAEL SCHELL, ESQ.                      DR. SIEGFRIED SCHWUNG
         MARGARET L. WOLFF, ESQ.                 DAIMLER-BENZ AKTIENGESELLSCHAFT
 SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP                EPPLESTRASSE 225
             919 THIRD AVENUE                            70567 STUTTGART
         NEW YORK, NEW YORK 10022                            GERMANY
                   USA                                   011-49-711-17-0
              (212) 735-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Daimler-Benz Aktiengesellschaft, a stock corporation (AKTIENGESELLSCHAFT) organized under the laws of the Federal Republic of Germany (the "Company" or "Daimler-Benz"). The address of the principal executive offices of the Company is Epplestrasse 225, 70567 Stuttgart, Germany. The titles of the classes of equity securities to which this statement (the "Statement") relates are the Ordinary Shares, no par value (the "Daimler-Benz Ordinary Shares"), of Daimler-Benz and American Depositary Shares of Daimler-Benz, each representing one Daimler-Benz Ordinary Share (the "Daimler-Benz ADSs").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This Statement relates to the exchange offer by DaimlerChrysler AG, a stock corporation (AKTIENGESELLSCHAFT) organized under the laws of the Federal Republic of Germany ("DaimlerChrysler AG"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated September 24, 1998,
(i) to exchange one Ordinary Share, no par value (a "DaimlerChrysler Ordinary Share"), of DaimlerChrysler AG for each outstanding Daimler-Benz Ordinary Share, and (ii) to exchange one DaimlerChrysler Ordinary Share for each outstanding Daimler-Benz ADS; PROVIDED that, if at least 90% of the then issued and outstanding Daimler-Benz Ordinary Shares, including Daimler-Benz Ordinary Shares represented by Daimler-Benz ADSs, are tendered, then each exchanging holder will receive 1.005 DaimlerChrysler Ordinary Shares (such ratio referred to in the foregoing clauses (i) and (ii), as it may be so adjusted, being referred to herein as the "Daimler-Benz Exchange Offer Ratio"), upon the terms and subject to the conditions set forth in the Offering Circular-Prospectus, dated September 24, 1998 (the "Offering Circular-Prospectus") and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Daimler-Benz Exchange Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement and are incorporated herein by reference.

    The Daimler-Benz Exchange Offer is being made pursuant to the Business Combination Agreement, dated as of May 7, 1998 (as amended and restated, the "Combination Agreement"), among Daimler-Benz, Chrysler Corporation, a Delaware corporation ("Chrysler"), and DaimlerChrysler AG. The Combination Agreement provides that, among other things, immediately following consummation of the Daimler-Benz Exchange Offer, a newly formed Delaware corporation will be merged with and into Chrysler (the "Chrysler Merger"), and that as soon as possible following the consummation of the Chrysler Merger, the merger of Daimler-Benz with and into DaimlerChrysler AG (the "Daimler-Benz Merger" and, together with the Chrysler Merger, the "Mergers") will be consummated. As a result of the Daimler-Benz Merger, each outstanding Daimler-Benz Ordinary Share will be converted into the right to receive that number of DaimlerChrysler Ordinary Shares equal to the Daimler-Benz Exchange Offer Ratio. The Daimler-Benz Exchange Offer, the Mergers and the other transactions contemplated by the Combination Agreement (collectively, the "Transactions") will together have the effect of combining the respective businesses, stockholder groups, managements and other constituencies of Chrysler and Daimler-Benz in a "merger-of-equals" transaction. A copy of the Combination Agreement is filed as Exhibit (c)(1) to this Statement and is incorporated herein by reference.

    The information set forth on the cover page of the Offering
Circular-Prospectus and under the captions "Summary--The Daimler-Benz Exchange Offer" and "The Daimler-Benz Exchange Offer" of the Offering Circular-Prospectus is incorporated herein by reference.

    The principal executive offices of DaimlerChrysler AG are located at Epplestrasse 225, 70567 Stuttgart, Germany.

                                       1
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ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this Statement, is set forth in Item 1 above.

    (b) The information contained under the captions "Summary--The Companies," "Summary--The Transactions," "The Transactions--Background of the Transactions," "The Transactions--Recommendations of the Daimler-Benz Management Board and Reasons for those Recommendations," "The Transactions--Composition of DaimlerChrysler Management Board and Integration Committee," and "The Combination Agreement" of the Offering Circular-Prospectus is incorporated herein by reference.

    Except as incorporated herein by reference, there are no contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between Daimler-Benz or its affiliates and (1) Daimler-Benz, its executive officers, directors or affiliates, or (2) DaimlerChrysler AG, its executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) The Daimler-Benz Board of Management (VORSTAND) has unanimously determined that the Daimler-Benz Exchange Offer and the Daimler-Benz Merger are fair to and in the best interests of Daimler-Benz and its stockholders and recommends that holders of Daimler-Benz Ordinary Shares and Daimler-Benz ADSs accept the Daimler-Benz Exchange Offer and tender their shares pursuant to the Daimler-Benz Exchange Offer. In addition, the Daimler-Benz Exchange Offer and the Daimler-Benz Merger have been unanimously approved by the Supervisory Board (AUFSICHTSRAT) of Daimler-Benz and have been approved by the holders of Daimler-Benz Ordinary Shares, including those shares represented by Daimler-Benz ADSs.

    (b) The reasons for the recommendations stated in paragraph (a) of this Item 4 are set forth under the captions "The Transactions--Recommendations of the Daimler-Benz Management Board and Reasons for those Recommendations" and "The Transactions--Opinion of Financial Advisor of Daimler-Benz" of the Offering Circular-Prospectus and are incorporated herein by reference.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth on the back cover page of the Offering Circular-Prospectus and under the captions "The Daimler-Benz Exchange Offer--Fees and Expenses" and "The Transactions--Opinion of Financial Advisor of Daimler-Benz" of the Offering Circular-Prospectus is incorporated herein by reference.

    Neither Daimler-Benz nor any person acting on its behalf currently has employed, retained or compensated any other person to make any solicitations or recommendations to stockholders on its behalf concerning the Daimler-Benz Exchange Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Daimler-Benz purchased 100 Daimler-Benz Ordinary Shares in the open market on July 29, 1998. To the best knowledge of Daimler-Benz there were no other transactions effected during the past 60 days involving Daimler-Benz Ordinary Shares or Daimler-Benz ADSs by Daimler-Benz or by any executive officer, director, affiliate or subsidiary of Daimler-Benz.

    (b) To the best knowledge of Daimler-Benz, its executive officers, directors, affiliates and subsidiaries presently intend to tender, pursuant to the Daimler-Benz Exchange Offer, any Daimler-Benz Ordinary Shares or Daimler-Benz ADSs which are beneficially owned by such persons.

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ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as described in this Statement, or as set forth in the Offering Circular-Prospectus, to the knowledge of the Company, no negotiation is being undertaken or is under way by the Company in response to the Daimler-Benz Exchange Offer which relates to or would result in (1) any extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (3) a tender offer for or other acquisition of securities by or of the Company, or (4) any material change in the present capitalization or dividend policy of the Company.

    (b) Not applicable.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    Reference is hereby made to the Offering Circular-Prospectus, the Letter of Transmittal and the Combination Agreement, which are attached hereto as Exhibits
(a)(1), (a)(2) and (c)(1), respectively, and are incorporated herein by reference in their entirety.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.
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
    (a)(1)   Offering Circular-Prospectus (incorporated by reference to Exhibit (a)(1) to DaimlerChrysler AG's
             Tender Offer Statement on Schedule 14D-1, dated September 24, 1998).
    (a)(2)   Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to DaimlerChrysler AG's Tender
             Offer Statement on Schedule 14D-1, dated September 24, 1998).
    (a)(3)   Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to DaimlerChrysler AG's
             Tender Offer Statement on Schedule 14D-1, dated September 24, 1998).
    (a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) to DaimlerChrysler AG's Tender Offer Statement on Schedule 14D-1, dated
             September 24, 1998).
    (a)(5)   Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
             (incorporated by reference to Exhibit (a)(5) to DaimlerChrysler AG's Tender Offer Statement on
             Schedule 14D-1, dated September 24, 1998).
    (a)(6)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(6) to DaimlerChrysler AG's Tender Offer Statement on Schedule 14D-1,
             dated September 24, 1998).
    (a)(7)   Certificate of Foreign Status on Form W-8 (incorporated by reference to Exhibit (a)(7) to
             DaimlerChrysler AG's Tender Offer Statement on Schedule 14D-1, dated September 24, 1998).
    (a)(8)   Summary Advertisement as published in THE WALL STREET JOURNAL on September 24, 1998 (incorporated by reference to Exhibit (a)(8) to DaimlerChrysler AG's Tender Offer Statement on Schedule 14D-1, dated
             September 24, 1998).
    (a)(9)   Opinion of Goldman Sachs & Co. oHG, dated May 8, 1998 (incorporated by reference to Exhibit (a)(9) to
             DaimlerChrysler AG's Tender Offer Statement on Schedule 14D-1, dated September 24, 1998).
       (b)   Not applicable.
    (c)(1)   Amended and Restated Business Combination Agreement, dated as of May 7, 1998, among Daimler-Benz,
             Chrysler and DaimlerChrysler AG (incorporated by reference to Exhibit (c)(1) to DaimlerChrysler AG's
             Tender Offer Statement on Schedule 14D-1, dated September 24, 1998).

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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                DAIMLER-BENZ AKTIENGESELLSCHAFT

                                By:             /s/ JURGEN SCHREMPP
                                     -----------------------------------------
                                                  Jurgen Schrempp
                                        CHAIRMAN OF THE BOARD OF MANAGEMENT
                                              CHIEF EXECUTIVE OFFICER

                                By:              /s/ MANFRED GENTZ
                                     -----------------------------------------
                                                   Manfred Gentz
                                         MEMBER OF THE BOARD OF MANAGEMENT
                                              CHIEF FINANCIAL OFFICER

Dated: September 24, 1998

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